SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 28638; 812-13441]

IndexIQ ETF Trust, et al.; Notice of Application

February 27, 2009

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and (a)(2) of the Act; and under section 12(d)(1)(J) for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Applicants: IndexIQ ETF Trust ("Trust"), IndexIQ Advisors LLC ("Advisor") and ALPS Distributors, Inc. ("Distributor").

Summary of Application: Applicants request an order that permits: (a) series of certain open-end management investment companies to issue shares ("Shares") redeemable in large aggregations ("Creation Units"); (b) secondary market transactions in Shares to occur at negotiated market prices; (c) certain series to pay redemption proceeds, under certain circumstances, more than seven days after the tender of Shares for redemption; (d) certain affiliated persons of the series to deposit securities into, and receive securities from, the series in connection with the purchase and redemption of Creation Units; and (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the series to acquire Shares of certain series.

Filing Dates: The application was filed on October 23, 2007 and amended on August 1, 2008, November 19, 2008, January 28, 2009 and February 12, 2009. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 19, 2009, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Gregory Bassuk, IndexIQ ETF Trust and IndexIQ Advisors LLC, 800 Westchester Avenue, Suite N-611, Rye Brook, NY 10573; ALPS Distributors, Inc., c/o Thomas A. Carter, 1290 Broadway, Suite 1100, Denver, CO 80203.

For Further Information Contact: Jean E. Minarick, Senior Counsel at (202) 551-6811 or Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained for a fee at the Commission's Public Reference Room, 100 F Street, NE, Washington DC 20549-1520, telephone (202) 551-5850.

Applicants' Representations:

1.	The Trust is organized as a Delaware statutory trust and is registered as an open-end management investment company under the Act. The Trust will initially offer Shares of five series ("Initial Funds"), each of which will track an equity securities index ("Index").[1]

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[1]	The Initial Funds are: IQ Hedge Multi-Strategy Composite ETF, IQ Hedge Long/Short ETF, IQ Hedge Macro ETF, IQ Hedge Event-Driven ETF, and IQ Hedge Market Neutral ETF.

2.	Applicants request that the order apply to the Initial Funds and any additional

series of the Trust and other open-end investment management companies registered under the

Act or series thereof, that may be created in the future (the "Future Funds").[2] Any Future Fund

will be (a) advised by the Advisor or an entity controlling, controlled by or under common

control with the Advisor, and (b) comply with the terms and conditions of the application. The

Initial Funds and the Future Funds together are the "Funds."

3.	The Advisor, a Delaware limited liability company, is registered as an investment

adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act") and will

serve as the investment adviser to each Fund. The Advisor may enter into sub-advisory

agreements with one or more investment advisers each of which will serve as a sub-adviser to a

Fund (each, a "Subadvisor"). Each Subadvisor will be registered under the Advisers Act. The

Distributor is a broker-dealer registered under the Securities Exchange Act of 1934 (the

"Exchange Act") and will act as the principal underwriter and distributor for the Creation Units

of Shares. The Distributor is not affiliated with the Advisor or any Subadvisor.

4.	Each Fund will hold certain equity securities and other financial instruments

("Portfolio Holdings") selected to correspond, before fees and expenses, generally to the price

and yield performance of an Index. The Index for each Initial Fund will consist primarily of

exchange-traded funds ("ETFs") and shares of pooled investment vehicles ("ETVs")[3] (each such

Index, a "FOF Index"). The Initial Funds and any other Fund that has a FOF Index as its Index

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[2]	All existing entities that intend to rely on the order are named as applicants. Any other existing
or future entity that relies on the order in the future will comply with the terms and conditions of the
application. A Fund of Funds (as defined below) may rely on the order only to invest in Single-Tier
Funds (as defined below) and not in any other registered investment company, Initial Fund or FOF Fund
(as defined below).

[3] Each ETV will be structured as a special purpose vehicle that owns a pool of assets and has issued
equity interests in such pool for sale by registering with the Commission under the Securities Act of 1933,
as amended ("Securities Act").

are referred to herein as "FOF Funds." Certain of the Indexes for Future Funds may be

composed of equity securities of domestic issuers and non-domestic issuers meeting the

requirements for trading in U.S. markets ("Domestic Indexes"). Other Indexes for Future Funds

may be composed of equity securities of non-domestic issuers ("International Indexes"). Funds

that track Domestic Indexes are referred to as "Domestic Funds" and Funds that track

International Indexes are referred to as "International Funds." Funds that track Indexes that are

not FOF Indexes are referred to as "Single-Tier Funds." The Indexes are based on a proprietary,

rules-based methodology developed by Financial Development HoldCo LLC (d/b/a INDEXIQ)

("FDH") ("Rules-Based Process"). The Rules-Based Process, including the rules which govern

the inclusion and weighting of securities in the Indexes, will be publicly available, including on

the Funds' website ("Website"), along with the identities and weightings of the component

securities of each Index ("Index Constituents") and the Portfolio Holdings of each Fund. While

FDH may modify the Rules-Based Process in the future, FDH does not intend to do so. Any

change to the Rules-Based Process would not take effect until FDH had given the public at least

60 days advance notice of the change and had given reasonable notice of the change to the

Calculation Agent. The "Calculation Agent" is the entity that, pursuant to an agreement with

FDH, is solely responsible for all Index calculation, maintenance and dissemination activities.[4]

The Calculation Agent is not, and will not be, an affiliated person, or an affiliated person of an

affiliated person, of the Funds, the Advisor, any Subadvisor, the Distributor or any promoter of

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[4] The Calculation Agent will determine the number, type and weight of Index Constituents that comprise
each Index and will perform all other calculations that are necessary to determine the proper constitution
of each Index. FDH will not disclose any information about any Index's constitution to the Advisor, any
Subadvisor or the Funds prior to the publication of such information on the Website. However, an
employee of FDH will monitor the Rules-Based Process and the Indexes ("Index Administrator"), and
other employees of FDH may be appointed to assist the Index Administrator ("Index Group," and
together with the Index Administrator, "Index Provider").

the Funds. The Indexes will be reconstituted on a periodic basis no more frequently that

monthly.

5.   Applicants state that the Index Provider will not have any responsibility for the

management of the Funds. In addition, applicants have adopted policies and procedures that,

among other things, are designed to limit or prohibit communications between the Index

Provider and its other employees ("Firewalls"). Among other things, the Firewalls prohibit the

Index Provider from disseminating non-public information about the Indexes, including potential

changes to the Rules-Based Process, to, among others, the employees of the Advisor and any

Subadvisor responsible for managing the Funds or any Affiliated Account (as defined below)

("advisory personnel"). An Affiliated Account is any registered investment company, separately

managed account of institutional investors or privately offered fund that is not deemed to be an

investment company in reliance on section 3(c)(1) or section 3(c)(7) of the Act for which FDH

acts as investment advisor or subadvisor. The Advisor also has adopted Firewalls that prohibit

advisory personnel from sharing any non-public information about the Funds and any Affiliated

Account with the Index Provider. Further, the Advisor and any Subadvisor has or will have,

pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to

prevent violations of the Advisers Act and the rules under the Advisers Act. The Advisor, any

Subadvisor and Distributor also have adopted or will adopt a Code of Ethics as required under

rule 17j-1 under the Act, which contains provisions reasonably necessary to prevent Access

Persons (as defined in rule 17j-1) from engaging in any conduct prohibited in rule 17j-1. In

addition, the Advisor and any Subadvisor has adopted or will adopt policies and procedures to

detect and prevent insider trading as required under section 204A of the Advisers Act, which are

reasonably designed taking into account the nature of their business, to prevent the misuse in

violation of the Advisers Act, Exchange Act, or rules and regulations under the Advisers Act and

Exchange Act, of material non-public information.

6.   The investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its Index.[5] Intra-day values of each Index will be disseminated every 15 seconds throughout the trading day. A Fund will utilize either a replication or representative sampling strategy which will be disclosed with regard to each Fund in its prospectus ("Prospectus").[6] A Fund using a replication strategy will invest in the Index Constituents in its Index in approximately the same proportions as in the Index. In certain circumstances, such as when there are practical difficulties or substantial costs involved in holding every security in an Index or when one or more Index Constituents is less liquid, illiquid or unavailable, a Fund may use a representative sampling strategy pursuant to which it will invest in some, but not all of the Index Constituents of its Index.[7] Applicants anticipate that a Fund that utilizes a representative sampling strategy will not track the performance of its Index with the same degree of accuracy as an investment vehicle that invests in all Index Constituents of the Index with the same weighting as the Index. Applicants expect that each Fund will have a tracking error relative to the performance of its Index of less than 5 percent.

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[5]   Applicants represent that each Single-Tier Fund will invest at least 80% of its total assets in some or all of the Index Constituents of its Index or, in the case of International Funds, Index Constituents and depositary receipts representing such Index Constituents. "Depositary Receipts" will typically be American Depositary Receipts, but may include Global Depositary Receipts and Euro Depositary Receipts. Each FOF Fund will invest at least 80% of its total assets in ETFs, ETVs and other Index Constituents of its FOF Index. Each Fund also may invest up to 20% of its assets in certain futures, options and swap contracts, cash and cash equivalents, as well as in stocks not included in its Index, but which the Advisor or Subadvisor believes will help the Fund track its Index

[6]   All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's Prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

[7]   Under the representative sampling strategy, the Advisor and any Subadvisor will seek to construct a Fund's portfolio so that its market capitalization, industry weightings, fundamental investment characteristics (such as return variability, earnings valuation and yield) and liquidity measures perform like

7.　　Creation Units are expected to range between 15,000 to 200,000 Shares as will be

clearly stated in the relevant Fund's Prospectus. Applicants expect that the initial price of a

Creation Unit will fall in the range of $1,000,000 to $10,000,000. All orders to purchase

Creation Units must be placed with the Distributor, by or through a party that has entered into an

agreement with the Distributor ("Authorized Participant"). The Distributor will be responsible

for transmitting the orders to the Funds. An Authorized Participant must be either: (a) a broker-

dealer or other participant in the continuous net settlement system of the National Securities

Clearing Corporation ("NSCC"), a clearing agency registered with the Commission, or (b) a

participant in the Depository Trust Company ("DTC", and such participant, "DTC Participant").

Shares of each Fund generally will be sold in Creation Units in exchange for an in-kind deposit

by the purchaser of a portfolio of securities designated by the Advisor or Subadvisor to

correspond generally to the price and yield performance of the relevant Index (the "Deposit

Securities"), together with the deposit of a specified cash payment ("Balancing Amount"). The

Balancing Amount is an amount equal to the difference between (a) the net asset value ("NAV")

per Creation Unit of a Fund and (b) the total aggregate market value per Creation Unit of the

Deposit Securities.[8] Each Fund may permit a purchaser of Creation Units to substitute cash in

lieu of depositing some or all of the Deposit Securities if the Advisor or Sub-Advisor believes

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those of the Index.

[8]　　Each Fund will sell and redeem Creation Units only on a "Business Day" which is defined as any day that the New York Stock Exchange, the Listing Exchange (defined below), and the custodian of the Fund are open for business, and includes any day that a Fund is required to be open under section 22(e) of the Act. Each Business Day, prior to the opening of trading on the Listing Exchange (defined below), the list of names and amount of each security constituting the current Deposit Securities and the Balancing Amount will be made available. Any national securities exchange (as defined in section 2(a)(26) of the Act) ("Exchange") on which Shares are listed ("Listing Exchange") will disseminate, every 15 seconds during its regular trading hours, through the facilities of the Consolidated Tape Association, an amount per individual Share representing the sum of the estimated Balancing Amount and the current value of the Deposit Securities.

such method would reduce the Fund's transaction costs or enhance the Fund's operating efficiency.[9]

8.   An investor purchasing a Creation Unit from a Fund will be charged a fee ("Transaction Fee") to prevent the dilution of the interests of the remaining shareholders resulting from costs in connection with the purchase or redemption of Creation Units.[10] The maximum Transaction Fees relevant to each Fund and the method of calculating such Transaction Fees will be disclosed in the Prospectus or statement of additional information ("SAI") of such Fund. The Distributor also will be responsible for delivering the Fund's Prospectus to those persons purchasing Creation Units, and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares.

9.   Purchasers of Shares in Creation Units may hold such Shares or may sell such Shares into the secondary market. Shares of the Funds will be listed and traded on an Exchange. It is expected that one or more member firms of a Listing Exchange will be designated to act as a specialist ("Specialist") or a market maker ("Market Maker") and maintain a market for Shares trading on the Listing Exchange. Prices of Shares trading on an Exchange will be based on the

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[9]   Applicants state that in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for an International Fund to operate exclusively on an "in-kind" basis. Applicants also note that when a substantial rebalancing of a Fund's portfolio is required, the Advisor or a Subadvisor might prefer to receive cash rather than stocks so that the Fund may avoid transaction costs involved in liquidating part of its portfolio to achieve the rebalancing.

[10]   Where a Fund permits a purchaser to substitute cash in lieu of depositing a portion of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and the offer side of the market relating to such Deposit Securities.

current bid/offer market. Shares sold in the secondary market will be subject to customary

brokerage commissions and charges.

10.   Applicants expect that purchasers of Creation Units will include institutional

investors and arbitrageurs (which could include institutional investors). A Specialist or Market

Maker, in providing a fair and orderly secondary market for the Shares, also may purchase

Creation Units for use in its market-making activities. Applicants expect that secondary market

purchasers of Shares will include both institutional investors and retail investors.[11] Applicants

expect that the price at which Shares trade will be disciplined by arbitrage opportunities created

by the option to continually purchase or redeem Creation Units at their NAV, which should

ensure that Shares will not trade at a material discount or premium in relation to their NAV.

11.   Shares will not be individually redeemable, and owners of Shares may acquire

those Shares from a Fund, or tender such Shares for redemption to the Fund, in Creation Units

only. To redeem, an investor will have to accumulate enough Shares to constitute a Creation

Unit. Redemption orders must be placed by or through an Authorized Participant. An investor

redeeming a Creation Unit generally will receive (a) Portfolio Holdings designated to be

delivered for Creation Unit redemptions on the date that the request for redemption is submitted

("Fund Securities") and (b) a "Cash Redemption Payment," consisting of an amount calculated

in the same manner as the Balancing Amount, although the actual amount of the Cash

Redemption Payment may differ if the Fund Securities are not identical to the Deposit Securities

on that day. An investor may receive the cash equivalent of a Fund Security in certain

circumstances, such as if the investor is constrained from effecting transactions in the security by

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[11]   Shares will be registered in book-entry form only. DTC or its nominee will be the registered owner of all outstanding Shares. DTC or DTC Participants will maintain records reflecting beneficial owners of Shares.

regulation or policy. A redeeming investor will pay a Transaction Fee, calculated in the same manner as a Transaction Fee payable in connection with purchases of Creation Units.

12.   Applicants state that in accepting Deposit Securities and satisfying redemptions with Fund Securities, the relevant Funds will comply with the federal securities laws, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Holdings held by each Fund, although Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day.

13.   Neither the Trust nor any individual Fund will be marketed or otherwise held out as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an "ETF," an "investment company," a "fund," or a "trust." All marketing materials that describe the features or method of obtaining, buying or selling Creation Units or Shares, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and that the owners of Shares may purchase or redeem Shares from the Fund in Creation Units only. The same approach will be followed in the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Shares. The Funds will provide copies of their annual and semi-annual shareholder reports to DTC Participants for distribution to shareholders.

Applicants' Legal Analysis:

1.   Applicants request an order under section 6(c) of the Act granting an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act; and under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1) and

17(a)(2) of the Act; and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and (B) of the Act.

2. Section 6(c) of the Act provides that the Commission may exempt any person, security or transaction, or any class of persons, securities or transactions, from any provision of the Act, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act authorizes the Commission to exempt a proposed transaction from section 17(a) of the Act if evidence establishes that the terms of the transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the proposed transaction is consistent with the policies of the registered investment company and the general provisions of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provisions of section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.

Sections 5(a)(1) and 2(a)(32) of the Act

3. Section 5(a)(1) of the Act defines an "open-end company" as a management investment company that is offering for sale or has outstanding any redeemable security of which it is the issuer. Section 2(a)(32) of the Act defines a redeemable security as any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer, is entitled to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent. Because the Shares will not be individually redeemable, applicants request an order that would permit each Fund, as a series of an open-end management investment company, to issue Shares that are redeemable in Creation Units only. Applicants state that investors may

purchase the Shares in Creation Units and redeem Creation Units from each Fund. Applicants

state that because Creation Units may always be purchased and redeemed at NAV, the market

price of the Shares should not vary substantially from their NAV.

<u>Section 22(d) of the Act and Rule 22c-1 under the Act</u>

4.	Section 22(d) of the Act, among other things, prohibits a dealer from selling a

redeemable security, which is currently being offered to the public by or through a principal

underwriter, except at a current public offering price described in the prospectus. Rule 22c-1

under the Act generally requires that a dealer selling, redeeming or repurchasing a redeemable

security do so only at a price based on its NAV. Applicants state that secondary market trading

in the Shares will take place at negotiated prices, not at a current offering price described in a

Fund's Prospectus, and not at a price based on NAV. Thus, purchases and sales of the Shares in

the secondary market will not comply with section 22(d) of the Act and rule 22c-1 under the Act.

Applicants request an exemption under section 6(c) from these provisions.

5.	Applicants assert that the concerns sought to be addressed by section 22(d) of the

Act and rule 22c-1 under the Act with respect to pricing are equally satisfied by the proposed

method of pricing of Shares. Applicants maintain that while there is little legislative history

regarding section 22(d), its provisions, as well as those of rule 22c-1, appear to have been

designed to (a) prevent dilution caused by certain riskless-trading schemes by principal

underwriters and contract dealers, (b) prevent unjust discrimination or preferential treatment

among buyers, and (c) ensure an orderly distribution of investment company shares by

eliminating price competition from dealers offering shares at less than the published sales price

and repurchasing shares at more than the published redemption price.

6.	Applicants believe that none of these purposes will be thwarted by permitting

Shares to trade in the secondary market at negotiated prices. Applicants state that (a) secondary market trading in Shares does not involve the Funds as parties and will not result in dilution of an

investment in Shares, and (b) to the extent different prices exist during a given trading day, or

from day to day, such variances occur as a result of third-party market forces, such as supply and

demand. Therefore, applicants assert that secondary market transactions in Shares will not lead

to discrimination or preferential treatment among purchasers. Finally, applicants contend that

the proposed distribution system will be orderly because competitive forces will ensure that the

difference between the market price of Shares and their NAV remains narrow.

Section 22(e)

7. Section 22(e) of the Act generally prohibits a registered investment company

from suspending the right of redemption or postponing the date of payment of redemption

proceeds for more than seven days after the tender of a security for redemption. Applicants state

that settlement of redemptions for the International Funds is contingent not only on the

settlement cycle of the United States market, but also on currently practicable delivery cycles in

local markets for underlying foreign securities held by the International Funds. Applicants state

that local market delivery cycles for transferring Fund Securities to redeeming investors, coupled

with local market holiday schedules, will, under certain circumstances, require a delivery process

longer than seven calendar days for International Funds. Applicants request relief under section

6(c) of the Act from section 22(e) to allow the International Funds to pay redemption proceeds

up to 12 calendar days after the tender of any Creation Units for redemption. Except as disclosed

in the relevant International Fund's Prospectus and/or SAI, applicants expect that each

International Fund will be able to deliver redemption proceeds within seven days.[12] Applicants

state that the SAI will disclose those local holidays (over the period of at least one year following

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[12] Rule 15c6-1 under the Exchange Act requires that most securities transactions be settled within three business days of the trade. Applicants acknowledge that no relief obtained from the requirements of section 22(e) will affect any obligations applicants may have under rule 15c6-1.

the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in

seven calendar days and the maximum number of days needed to deliver the proceeds for each

affected Fund.

8.   Applicants state that section 22(e) was designed to prevent unreasonable,

undisclosed and unforeseen delays in the payment of redemption proceeds. Applicants assert

that the requested relief will not lead to the problems that section 22(e) was designed to prevent.

Section 12(d)(1)

9.   Section 12(d)(1)(A) of the Act, in relevant part, prohibits a registered investment

company from acquiring shares of an investment company if the securities represent more than

3% of the total outstanding voting stock of the acquired company, more than 5% of the total

assets of the acquiring company, or, together with the securities of any other investment

companies, more than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of

the Act prohibits a registered open-end investment company, its principal underwriter, or any

other broker or dealer from selling the investment company's shares to another investment

company if the sale will cause the acquiring company to own more than 3% of the acquired

company's voting stock, or if the sale will cause more than 10% of the acquired company's

voting stock to be owned by investment companies generally.

10.   Applicants request an exemption to permit management investment companies

("Acquiring Management Companies") and unit investment trusts ("Acquiring Trusts")

registered under the Act that are not sponsored or advised by the Advisor or any entity

controlling, controlled by, or under common control with the Advisor and are not part of the

same "group of investment companies," as defined in section 12(d)(1)(G)(ii) of the Act, as the

Trust (collectively, "Acquiring Funds") to acquire Shares of a Single-Tier Fund beyond the

limits of section 12(d)(1)(A). No Acquiring Fund will be in the same group of investment companies as defined in section 12(d)(1)(G)(ii) of the Act as the Single-Tier Funds. In addition, applicants seek relief to permit a Single-Tier Fund or a broker-dealer ("Broker") that is registered under the Exchange Act to sell Shares of such Single-Tier Fund to an Acquiring Fund in excess of the limits of section 12(d)(1)(B).

11.   Each Acquiring Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act (the "Acquiring Fund Advisor") and may be sub-advised by one or more investment advisers within the meaning of section 2(a)(20)(B) of the Act (each an "Acquiring Fund Subadvisor"). Each Acquiring Fund Advisor and Acquiring Fund Subadvisor will be registered under the Advisers Act. Each Acquiring Trust will be sponsored by a sponsor ("Sponsor").

12.   Applicants submit that the proposed conditions to the requested relief adequately address the concerns underlying the limits in section 12(d)(1), which include concerns about undue influence by a fund of funds over underlying funds, excessive layering of fees and overly complex fund structures. Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.

13.   Applicants believe that neither the Acquiring Funds nor an Acquiring Fund Affiliate would be able to exert undue influence over the Single-Tier Funds.[13] To limit the control that an Acquiring Fund may have over a Single-Tier Fund, applicants propose a condition prohibiting an Acquiring Fund Advisor or Sponsor, any person controlling, controlled by, or under common control with the Acquiring Fund Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7)

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[13]   An "Acquiring Fund Affiliate" is an Acquiring Fund Advisor, Acquiring Fund Subadvisor, Sponsor, promoter, or principal underwriter of an Acquiring Fund, and any person controlling, controlled by, or under common control with any of these entities. A "Single-Tier Fund Affiliate" is the Advisor, Subadvisor, promoter, or principal underwriter of a Single-Tier Fund and any person controlling, controlled by or under common control with any of these entities.

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of the Act that is advised or sponsored by the Acquiring Fund Advisor or Sponsor, or any person controlling, controlled by, or under common control with an Acquiring Fund Advisor or Sponsor ("Acquiring Fund's Advisory Group") from controlling (individually or in the aggregate) a Single-Tier Fund within the meaning of section 2(a)(9) of the Act. The same prohibition would apply to any Acquiring Fund's Subadvisor, any person controlling, controlled by or under common control with the Acquiring Fund's Subadvisor, and any investment company or issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Acquiring Fund's Subadvisor or any person controlling, controlled by or under common control with the Acquiring Fund's Subadvisor ("Acquiring Fund's Sub-Advisory Group").

14. Applicants propose other conditions to limit the potential for undue influence over the Single-Tier Funds, including that no Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Single-Tier Fund) will cause a Single-Tier Fund to purchase a security in any offering of securities during the existence of any underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate ("Affiliated Underwriting"). An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Subadvisor, employee or Sponsor of an Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Subadvisor, employee, or Sponsor is an affiliated person (except that any person whose relationship to the Fund is covered by section 10(f) of the Act is not an Underwriting Affiliate).

15. Applicants do not believe that the proposed arrangement will involve excessive layering of fees. The board of directors or trustees of any Acquiring Management Company,

including a majority of the directors or trustees who are not "interested persons" within the meaning of section 2(a)(19) of the Act ("disinterested directors or trustees"), will find that the advisory fees charged to the Acquiring Management Company are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Single-Tier Fund in which the Acquiring Management Company may invest. In addition, except as provided in condition 12, an Acquiring Fund Advisor or a trustee ("Trustee") or Sponsor of an Acquiring Trust, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by a Fund under rule 12b-1 under the Act) received by the Acquiring Fund Advisor or Trustee or Sponsor or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, from a Single-Tier Fund in connection with the investment by the Acquiring Fund in the Single-Tier Fund. Applicants also state that any sales charges or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds set forth in Conduct Rule 2830 of the NASD.

16. Applicants submit that the proposed arrangement will not create an overly complex fund structure. Applicants note that no Single-Tier Fund may acquire securities of any investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act. To ensure that Acquiring Funds comply with the terms and conditions of the requested relief from section 12(d)(1), any Acquiring Fund that intends to invest in a Single-Tier Fund in reliance on the requested order will enter into a written agreement with such Single-Tier Fund ("Acquiring Fund Agreement") requiring the Acquiring Fund to adhere to the terms and conditions of the requested order. The Acquiring Fund Agreement also will include an acknowledgement from the Acquiring Fund that it may rely on

the requested order only to invest in the Single-Tier Funds and not in any other investment company, Initial Fund or FOF Fund.

17.   Applicants also note that a Single-Tier Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares of a Single-Tier Fund in the secondary market, a Single-Tier Fund would still retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in section 12(d)(1)(A) by declining to enter into an Acquiring Fund Agreement with an Acquiring Fund.

Sections 17(a)(1) and (2) of the Act

18.   Section 17(a)(1) and (2) of the Act generally prohibit an affiliated person of a registered investment company, or an affiliated person of such a person ("Second-Tier Affiliate"), from selling any security to or purchasing any security from the company. Section 2(a)(3) of the Act defines "affiliated person" to include (a) any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, (b) any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and (c) any person directly or indirectly controlling, controlled by or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person's voting securities.

19.   Applicants request an exemption from section 17(a) of the Act pursuant to sections 6(c) and 17(b) of the Act to permit persons to effectuate in-kind purchases and redemptions with a Fund when they are affiliated persons of the Fund or Second-Tier Affiliates solely by virtue of one or more of the following : (a) holding 5% or more, or in excess of 25%, of the outstanding Shares of one or more Funds; (b) having an affiliation with a person with an

18

ownership interest described in (a); or (c) holding 5% or more, or more than 25%, of the shares of one or more other registered investment companies (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor.

20.   Applicants believe that permitting the affiliated persons described above to effect in-kind purchases or redemptions of Creation Units would not give rise to the abuses that section 17(a) seeks to prevent. The deposit procedures for both in-kind purchases and in-kind redemptions of Creation Units will be the same for all purchases and redemptions. Deposit Securities and Fund Securities will be valued in the same manner as Portfolio Holdings. Therefore, applicants state that in-kind purchases and redemptions will afford no opportunity for the specified affiliated persons, or Second-Tier Affiliates, of a Fund to effect a transaction detrimental to other holders of Shares. Applicants also believe that in-kind purchases and redemptions will not result in self-dealing or overreaching of the Funds.

21.   Applicants also seek relief from section 17(a) to permit a Single-Tier Fund that is an affiliated person of an Acquiring Fund to sell its Shares to and redeem its Shares from an Acquiring Fund, and to engage in the accompanying in-kind transactions with the Acquiring Fund.[14] Applicants state that the terms of the transactions are fair and reasonable and do not involve overreaching. Applicants note that any consideration paid by an Acquiring Fund for the purchase or redemption of Shares directly from a Single-Tier Fund will be based on the NAV of the Single-Tier Fund.[15] Applicants believe that any proposed transactions directly between the Single-Tier Funds and Acquiring Funds will be consistent with the policies of each Acquiring

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[14]   Applicants believe that an Acquiring Fund likely will purchase Shares of the Single-Tier Funds in the secondary market and will not purchase or redeem Creation Units directly from a Single-Tier Fund.

[15]   Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of a Single-Tier Fund or (b) an affiliated person of a Single-Tier Fund, or an affiliated person of such person, for the sale by the Single-Tier Fund of its Shares to an Acquiring Fund may be prohibited by section 17(e)(1) of the Act. The Acquiring Fund Agreement also will include this acknowledgment.

Fund. The purchase of Creation Units by an Acquiring Fund directly from a Single-Tier Fund will be accomplished in accordance with the investment restrictions of any such Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from a Single-Tier Fund to represent that the purchase of Creation Units from a Single-Tier Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund's registration statement.

Applicants' Conditions:

Applicants agree that any order of granting the requested relief will be subject to the following conditions:[16]

ETF Relief

1.   As long as the Trust operates in reliance on the requested order, the Shares of each Fund will be listed on an Exchange.

2.   Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund's Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable, and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

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[16]   See note 7, supra.

3.   The Website, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the mid-point of the bid-ask spread at the time of the calculation of NAV ("Bid/Ask Price"), and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.   The Prospectus and annual report for each Fund also will include: (a) the information listed in condition 3(b), (i) in the case of the Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one, five and ten year periods (or life of the Fund): (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Index.

5.   Each Fund's Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of section 12(d)(1) of the Act. In addition, the Prospectus for each Single-Tier Fund will disclose that it has received an exemptive order that permits registered investment companies to invest in such Single-Tier Fund beyond the limits in section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an Acquiring Fund Agreement with the Single-Tier Fund regarding the terms of the investment.

6.   The requested ETF Relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

Section 12(d)(1) Relief

7.   The members of an Acquiring Fund's Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund within the meaning of section 2(a)(9) of the Act. The members of an Acquiring Fund's Sub-Advisory Group will not control (individually or in the aggregate) a Single-Tier Fund within the meaning of section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding Shares of a Single-Tier Fund, an Acquiring Fund's Advisory Group or an Acquiring Fund's Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25% of the outstanding Shares of a Single-Tier Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition will not apply to the Acquiring Fund's Sub-Advisory Group with respect to a Single-Tier Fund for which the Acquiring Fund's Subadvisor or a person controlling, controlled by, or under common control with the Acquiring Fund's Subadvisor acts as the investment adviser within the meaning of section 2(a)(20)(A) of the Act.

8.   No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Single-Tier Fund to influence the terms of any services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Single-Tier Fund or the Single-Tier Fund Affiliate.

9.   The board of directors or trustees of an Acquiring Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the Acquiring Fund Advisor and any Acquiring Fund Subadvisor are conducting the investment program of the Acquiring Management Company without taking into

account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Single-Tier Fund or a Single-Tier Fund Affiliate in connection with any services or transactions.

10.   No Acquiring Fund or Acquiring Fund Affiliate (except to the extent it is acting in its capacity as an investment adviser to a Single-Tier Fund) will cause a Single-Tier Fund to purchase a security in any Affiliated Underwriting.

11.   Before investing in the Shares of a Single-Tier Fund in excess of the limits in section 12(d)(1)(A), each Acquiring Fund and such Single-Tier Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsors or Trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in Shares of a Single-Tier Fund in excess of the limit in section 12(d)(1)(A)(i), an Acquiring Fund will notify such Single-Tier Fund of the investment. At such time, the Acquiring Fund will also transmit to such Single-Tier Fund a list of names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Single-Tier Fund of any changes to the list of names as soon as reasonably practicable after a change occurs. The Single-Tier Fund and the Acquiring Fund will maintain and preserve a copy of the order, the Acquiring Fund Agreement, and the list of names with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.   The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received under any plan adopted by a Fund under rule 12b-1 under the Act) received from a Single-Tier Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an

affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee or Sponsor, or its affiliated person by the Single-Tier Fund, in connection with the investment by the Acquiring Fund in the Single-Tier Fund. Any Acquiring Fund Subadvisor will waive fees otherwise payable to the Acquiring Fund Subadvisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Single-Tier Fund by the Acquiring Fund Subadvisor, or an affiliated person of the Acquiring Fund Subadvisor, other than any advisory fees paid to the Acquiring Fund Subadvisor or its affiliated person by a Single-Tier Fund, in connection with any investment by the Acquiring Management Company in such Single-Tier Fund made at the direction of the Acquiring Fund Subadvisor. In the event that the Acquiring Fund Subadvisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

13.   Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.   Once an investment by an Acquiring Fund in the securities of a Single-Tier Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the board of directors or trustees of a Fund ("Board"), including a majority of the directors or trustees that are not "interested persons" within the meaning of section 2(a)(19) of the Act ("independent trustees"), will determine that any consideration paid by such Single-Tier Fund to an Acquiring Fund or Acquiring Fund Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by such Single-Tier Fund; (b) is within the range of consideration that such Single-Tier Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve

overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Single-Tier Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser.

15.   The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Single-Tier Fund in an Affiliated Underwriting once an investment by an Acquiring Fund in the securities of such Single-Tier Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Single-Tier Fund. The Board will consider, among other things: (a) whether the purchases were consistent with the investment objectives and policies of the Single-Tier Fund; (b) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (c) whether the amount of securities purchased by the Single-Tier Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.   The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders of the Single-Tier Fund.

16.   Each Single-Tier Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting

occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the Shares of the Single-Tier Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase, and the information or materials upon which the Board's determinations were made.

17.   Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Single-Tier Fund in which the Acquiring Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Acquiring Management Company.

18.   No Single-Tier Fund will acquire securities of any investment company or companies relying on sections 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary